ConvEx Capital Markets LLC

(a wholly owned subsidiary of ConvEx Services Ltd)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
March 31, 2022

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SEC FILE NUMER
8- 70636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/2021 (MM/DD/YY) AND ENDING 3/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CONVEX CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 Avenue of the Americas, 5th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Stupay	(212) 897-1692	mstupay@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

6/6/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

☒   (a) Statement of financial condition.

☒   (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AFFIRMATION

I, <u>Mark Dalton</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>CONVEX CAPITAL MARKETS LLC</u> as of <u>3/31/22</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

CEO
_____
Title



_____
Notary Public

KEITH E. ROONEY

KEITH E. ROONEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02RO6268886
Qualified in New York County
Commission Expires September 17, 2024

Attorney, State of New York
(New York Bar No. 2482891)



YSL & Associates LLC

| Certified Public Accountants | Member of Parker Randall International |

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ConvEx Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ConvEx Capital Markets LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as ConvEx Capital Markets LLC's auditor since 2022.

New York, NY

May 27, 2022

ConvEx Capital Markets LLC
(a wholly owned subsidiary of ConvEx Services Ltd)

Statement of Financial Condition
March 31, 2022

Assets

Cash	$	142,743
Due from affiliate		27,509
Accounts receivable		13,427
Fixed assets (net of accumulated depreciation of $2,814)		2,892
Prepaid expenses and other assets		4,842
Security deposit		4,810
Total assets	$	196,223

Liabilities and Member's Equity

Liabilities

Deferred revenue	$	22,083
Accounts payable and accrued expenses		6,479
Due to Parent		55,203
Subordinated loans		563,885
Total liabilities		647,650

Member's Equity (451,427)

Total liabilities and member's equity	$	196,223

The accompanying notes are an integral part of this financial statement.

ConvEx Capital Markets LLC
(a wholly owned subsidiary of ConvEx Services Ltd)

Notes to Statement of Financial Condition
March 31, 2022

1. Organization and Nature of Business

ConvEx Capital Markets LLC (the "Company") is limited liability company formed under the laws of the state of Delaware on September 15, 2020. The Company is a wholly owned subsidiary of ConvEx Services Ltd (the "Parent"). On July 30, 2021, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company earns advisory fees by providing calculation agency services to issuers of securities, independent valuation services and calculation advice, and independent financial advisor opinions and determinations relating to capital markets securities.

2. Summary of Significant Accounting Policies

Basis of presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Advisory fees from services provided are recognized at the time there is persuasive evidence that the Company's services have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable, and collection of the related receivable is reasonably assured. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

2. **Summary of Significant Accounting Policies (continued)**

Income taxes

Although, the Company is a single member limited liability company, it has elected to be taxed as a corporation. The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

As of March 31, 2022, the deferred tax assets in the amount of approximately $162,000 resulted from net operating losses and have resulted in a full valuation allowance. Net operating loss carryforwards do not expire, but they are subject to a limitation of 80% of taxable income.

At March 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for all years.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Allowance for Credit Losses (continued)

ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

2. **Summary of Significant Accounting Policies (continued)**

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

As of March 31, 2022 and for the period then ended the Company did not provide or experience any credit losses.

Fixed assets

Fixed assets, comprised of office equipment are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three years.

3. **Related Party Transactions**

The Company entered into a FINRA approved subordinated loan ("Loan 1"), in the amount of $513,885, on July 30, 2021, with the Parent. Loan 1 has an interest rate of 5% per annum payable quarterly in arrears and is due on December 31, 2024. Loan 1 was a result of converting amounts due to parent.

The Company entered into a FINRA approved subordinated loan ("Loan 2"), in the amount of $50,000, on March 28, 2022, with the Parent. Loan 2 has an interest rate of 5% per annum payable quarterly in arrears and is due on March 31, 2025.

An affiliate pays the Company advisory fees as compensation for the Company's assistance on the affiliate's own mandates. Additionally, the same affiliate paid for computer and technology expenses on behalf of the Company. At March 31, 2021 the affiliate owes the Company $42,810.

The Parent charged the Company a management fee and accounting service fees on behalf of the Company during the year ended March 31, 2022, of which $55,203 remains unpaid at March 31, 2022.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

ConvEx Capital Markets LLC
(a wholly owned subsidiary of ConvEx Services Ltd)

Notes to Statement of Financial Condition
March 31, 2022

4. **Regulatory Requirements**

   The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At March 31, 2022, the Company's net capital of $58,978 was $48,507 in excess of its required net capital of $10,471.

   The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

5. **Commitment**

   The Company leases office space under an agreement that expires on September 30, 2022. The lease calls for rent payment of $1,311 and the Company has a security deposit of $4,810.

6. **Concentrations**

   All cash deposits are held by one custodian bank and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.